Bright Minds Biosciences Inc.

Condensed Interim Consolidated Financial Statements

For the nine months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

Bright Minds Biosciences Inc. Condensed Interim Consolidated Statements of Financial Position (Expressed in Canadian dollars)

		June 30,	September 30,
As at	Notes	2026 (unaudited)	2025 (audited)
		$	$
ASSETS
Current Assets
Cash and cash equivalents	9	307,828,515	82,908,589
Sales tax receivable		227,475	209,918
Interest receivable	8	874,469	203,153
Prepaids		1,353,154	987,911
		310,283,613	84,309,571
Non-Current Assets
Right-of-use asset	11	52,920	111,968
TOTAL ASSETS		310,336,533	84,421,539

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	4, 6	2,478,284	2,250,839
Lease liability - current portion	11	65,589	84,528
		2,543,873	2,335,367
Non-Current Liabilities
Lease liability - non-current portion	11	-	41,249
TOTAL LIABILITIES		2,543,873	2,376,616

Shareholders' equity
Share capital	5	365,978,313	123,249,838
Reserves	5	8,815,864	5,373,402
Deficit		(67,001,517)	(46,578,317)
TOTAL SHAREHOLDERS' EQUITY		307,792,660	82,044,923
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		310,336,533	84,421,539

Nature and continuance of operations (Note 1)

Contractual obligations (Note 7)

Contingent liability (Note 12)

Approved on behalf of the Board of Directors:

"Ian McDonald"	"Nils Bottler"
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Bright Minds Biosciences Inc. Condensed Interim Consolidated Statements of Comprehensive Loss (Expressed in Canadian dollars - Unaudited)

	Notes	Three Months Ended June 30, 2026	Three Months Ended June 30, 2025	Nine Months Ended June 30, 2026	Nine Months Ended June 30, 2025
		$	$	$	$
EXPENSES
Consulting fees	5,6	673,768	46,567	1,570,249	70,486
Directors' compensation	5,6	341,495	141,757	817,870	330,105
Foreign exchange		(6,242,933)	2,680,760	(6,933,308)	1,118,502
Marketing, advertising, and investor relations		111,880	112,676	313,114	277,216
Office and administrative	11	396,082	165,499	1,496,352	519,723
Professional fees	6	631,749	125,437	1,275,848	611,494
Regulatory and filing		27,841	12,520	224,539	163,714
Research and development	5,6,10	9,251,462	2,691,854	27,959,810	6,300,304
Loss before other items		(5,191,344)	(5,977,070)	(26,724,474)	(9,391,544)
Other items
Tax recovery		-	257,869	-	257,869
Interest income	8	2,793,089	476,231	6,301,274	989,930
Net and comprehensive loss		(2,398,255)	(5,242,970)	(20,423,200)	(8,143,745)

Basic and diluted loss per share		(0.24)	(0.74)	(2.26)	(1.20)

Weighted average number of common shares outstanding		9,830,424	7,083,962	9,052,935	6,759,537

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Bright Minds Biosciences Inc. Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Expressed in Canadian Dollars - Unaudited)

	Share Capital
	Number of shares	Share capital	Pre-funded warrants	Reserves	Deficit	Total
		$	$	$	$	$
Balance as at September 30, 2024	4,524,087	35,423,371	455,573	4,006,368	(34,348,969)	5,536,343
Private placement - common shares (Note 5)	1,612,902	48,628,964	-	-	-	48,628,964
Share issuance costs (Note 5)	-	(83,720)	-	-	-	(83,720)
Pre-funded warrants exercised (Note 5)	72,950	455,937	(455,573)	-	-	364
Options exercised (Note 5)	151,700	2,019,323	-	(830,473)	-	1,188,850
Warrants exercised (Note 5)	608,000	2,589,000	-	-	-	2,589,000
RSUs exercised (Note 5)	115,000	877,250	-	(877,250)	-	-
Share-based compensation (Note 5)	-	-	-	2,113,671	-	2,113,671
Net loss for the period	-	-	-	-	(8,143,745)	(8,143,745)
Balance as at June 30, 2025	7,084,639	89,910,125	-	4,412,316	(42,492,714)	51,829,727

Balance as at September 30, 2025	7,635,789	123,249,838	-	5,373,402	(46,578,317)	82,044,923
ATM financing - common shares (Note 5)	149,972	13,944,237	-	-	-	13,944,237
Public offering - common shares (Note 5)	1,945,000	243,249,480	-	-	-	243,249,480
Share issuance costs (Note 5)	-	(15,222,772)	-	-	-	(15,222,772)
Options exercised (Note 5)	73,150	291,733	-	(130,795)	-	160,938
Share-based compensation (Note 5)	-	-	-	4,039,054	-	4,039,054
RSUs exercised (Note 5)	60,150	465,797	-	(465,797)	-	-
Net loss for the period	-	-	-	-	(20,423,200)	(20,423,200)
Balance as at June 30, 2026	9,864,061	365,978,313	-	8,815,864	(67,001,517)	307,792,660

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Bright Minds Biosciences Inc. Condensed Interim Consolidated Statements of Cash Flows (Expressed in Canadian Dollars - Unaudited)

For the nine months ended	Notes	June 30, 2026	June 30, 2025
		$	$
Operating activities
Net loss		(20,423,200)	(8,143,745)
Non-cash items:
Depreciation - right-of-use asset	11	59,048	59,859
Foreign exchange		(6,379,282)	(845,283)
Interest on lease liability	11	16,146	28,555
Share-based compensation	5	4,039,054	2,113,671

Changes in non-cash working capital items:
Sales tax receivable		(17,557)	(64,944)
Interest and other receivable		(671,316)	(157,466)
Prepaids		(365,243)	(491,762)
Accounts payable and accrued liabilities		339,861	77,504
Net cash used in operating activities		(23,402,489)	(7,423,611)

Financing activities
Financing proceeds	5	257,193,717	48,628,964
Share issuance costs	5	(15,335,188)	(83,720)
Pre-funded warrant issuance proceeds	5	-	2,589,364
Option exercise proceeds	5	160,938	1,188,850
Principal portion of lease liability	11	(78,661)	(74,040)
Net cash from financing activities		241,940,806	52,249,418

Change in cash and cash equivalents		218,538,317	44,825,807
Effect of foreign exchange on cash		6,381,609	841,661
Cash and cash equivalents, beginning of period		82,908,589	5,720,092

Cash and cash equivalents, end of period		307,828,515	51,387,560

SUPPLEMENTARY INFORMATION
Fair value of options exercised		130,795	877,250
Fair value of RSUs exercised		465,797	455,573
Fair value of Pre-funded warrants exercised		-	830,473

The accompanying notes are an integral part of these condensed interim consolidated financial statements

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended June 30, 2026 and 2025 (Expressed in Canadian Dollars - Unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Bright Minds Biosciences Inc. (the "Company") was incorporated under the Business Corporations Act of British Columbia on May 31, 2019. The Company's objective is to generate income and achieve long term profitable growth through the development of therapeutics to improve the lives of patients with certain severe and life-altering diseases. On November 8, 2021, the Company started trading on the NASDAQ under the symbol "DRUG". The registered address of the Company is located at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada. The head office address of the Company is located at 19 Vestry Street, New York, NY 10013, USA.

These condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at June 30, 2026, the Company has not generated revenues from operations and incurred a comprehensive loss of $20,423,200 for the nine months ended June 30, 2026 (2025 - $8,143,745). The Company has a deficit of $67,001,517 since inception and negative operating cash flows. As at June 30, 2026, the Company has working capital of $307,739,740 (September 30, 2025 - $81,974,204). The continuing operations of the Company are dependent upon its ability to attain profitable operations and generate funds therefrom. Management intends to finance operating costs with equity financings, loans from directors and companies controlled by directors and/or private placement of common shares.

2. STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

Statement of compliance

The Company applies IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB. The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRSs issued and outstanding as of August 13, 2026, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual financial statements as at and for the year ended September 30, 2025 except as noted below. Any subsequent changes to IFRS that are given effect in the Company's annual consolidated financial statements for the year ending September 30, 2026 could result in restatement of these unaudited condensed interim consolidated financial statements.

Basis of preparation

Depending on the applicable IFRS requirements, the measurement basis used in the preparation of these condensed interim consolidated financial statements is cost, net realizable value, fair value or recoverable amount. These condensed interim consolidated financial statements, except for the condensed interim consolidated statement of cash flows, are based on the accrual basis.

3.    MATERIAL ACCOUNTING POLICY INFORMATION

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Bright Minds Biosciences LLC, a Delaware limited liability company, and Bright Minds Bioscience Pty Ltd., a proprietary company registered under the Corporations Act of Australia on June 24, 2021.  On June 10, 2021, the Chief Executive Officer of the Company transferred, assigned and conveyed all of his membership interests in Bright Minds Biosciences LLC to the Company.

A subsidiary is an entity that the Company controls, either directly or indirectly, where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial results of the Company's subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of the Company's subsidiaries have been aligned with the policies adopted by the Company. When the Company ceases to control a subsidiary, the financial statements of that subsidiary are de-consolidated.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended June 30, 2026 and 2025 (Expressed in Canadian Dollars - Unaudited)

3.    MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Inter-company balances and transactions, and any income and expenses arising from inter-company transactions, have been eliminated in these condensed interim consolidated financial statements.

Significant accounting estimates

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain of the Company's accounting policies and disclosures require key assumptions concerning the future and other estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or disclosures within the next fiscal year. Where applicable, further information about the assumptions made is disclosed in the notes specific to that asset or liability. The significant accounting estimates and judgments set out below have been applied consistently to all periods presented in these condensed interim consolidated financial statements.

Ability to continue as a going concern

Evaluation of the ability of the Company to realize its strategy for funding its future needs for working capital involves making judgments.

Share-based compensation

The fair value of stock options is measured using a Black Scholes option pricing model. Measurement inputs include the common share price on the grant date, the exercise price of the instrument, the expected common share price volatility, the weighted average expected life of the instruments, the expected dividends and the risk-free interest rate. Service and non-market performance conditions are not taken into account in determining fair value. The fair value of equity settled Restricted Share Units ("RSUs") is measured based on management's best estimate of the Company's share price on the grant date.

The share-based compensation recognized is also determined based on management's grant date estimate of the forfeitures that are expected to occur over the life of the stock options and equity settled RSUs. Cash settled RSUs outstanding are fair valued using a mark-to-market calculation based on the Company's closing common share price at the end of the period. The number of stock options and RSUs that actually vest could differ from the estimated number of awards expected to vest and any differences between the actual and estimated forfeitures are recognized prospectively as they occur.

Foreign currency translation

The functional currency of the Company, Bright Minds Biosciences LLC and Bright Minds Bioscience Pty Ltd. is the Canadian dollar and the presentation currency of the Company is the Canadian dollar. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the transaction date. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in profit or loss.

Please refer to Note 3 of the audited consolidated financial statements of the company for the year ended September 30, 2025 for full disclosure of the material accounting policy information.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended June 30, 2026 and 2025 (Expressed in Canadian Dollars - Unaudited)

3.    MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Accounting Standards, Amendments and Interpretations

The following amendments were adopted by the Company:

a) Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) - the amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy.

b) Definition of Accounting Estimates (Amendments to IAS 8) - the amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are "monetary amounts in consolidated financial statements that are subject to measurement uncertainty". Entities develop accounting estimates if accounting policies require items in consolidated financial statements to be measured in a way that involves measurement uncertainty. The amendments clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error.

There was no impact on the Company's condensed interim consolidated financial statements upon the adoption of these amendments.

Accounting Pronouncements Not Yet Adopted

IFRS 18, Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date.

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non‐current based on contractual arrangements in place at the reporting date.

These amendments:

  specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least twelve months;
  provide that management's expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability; and
  clarify when a liability is considered settled.

The Company has not yet determined the impact of these amendments on its condensed interim consolidated financial statements.

4.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2026	September 30, 2025
	$	$
Accounts payable	2,364,514	1,710,290
Accrued liabilities	113,770	540,549
Total accounts payable and accrued liabilities	2,478,284	2,250,839

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended June 30, 2026 and 2025 (Expressed in Canadian Dollars - Unaudited)

5.    SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital for the nine months ended June 30, 2026

During the nine months June 30, 2026, 149,972 common shares had been issued for gross proceeds of $13,944,237 (US$9,629,061) under the ATM Program (below) with total cash commissions paid of $418,327 (US$297,809). On January 7, 2026, the Company and the Agents mutually agreed to terminate the ATM Program.

On January 9, 2026, the Company completed a public offering of common shares pursuant to an effective shelf registration statement filed with the U.S. Securities and Exchange Commission. The Company issued 1,945,000 common shares at a price of US$90 per share for gross proceeds of $243,249,480 (US$175,050,000). The Company paid an underwriters' fee of $14,594,968 (US$10,503,000) and other share issuances costs of $209,477 with respect to this offering.

During the nine months ended June 30, 2026, an aggregate of 60,150 RSUs were exercised and $465,797 was reclassified from reserves to share capital upon the exercise.

During the nine months ended June 30, 2026, an aggregate of 73,150 stock options were exercised for gross proceeds of $160,938. $130,795 was reclassified from reserves to share capital upon the exercise.

Issued share capital for the year ended September 30, 2025

On November 4, 2024, the Company closed a non-brokered private placement of 1,612,902 common shares for gross proceeds of $48,628,964 (US$35,000,000). The company incurred share issuance costs of $152,485 in connection with the private placement.

On August 25, 2025, the Company entered into an Equity Distribution Agreement (the "Agreement") with Piper Sandler & Co. and Cantor Fitzgerald & Co. (together, the "Agents") to establish an at-the-market equity offering program (the "ATM Program").

Under the ATM Program, the Company may, from time to time, issue and sell common shares having an aggregate offering price of up to US$100 million through the Agents, acting as sales agents, directly on the NASDAQ Stock Market or by such other methods as may be permitted under applicable securities laws and regulations. The Agreement provides the Agents with a commission based on a stated percentage of the gross proceeds from each sale, together with reimbursement of certain out-of-pocket expenses. The ATM Program will remain effective for a period of three years from the date the underlying registration statement became effective, unless earlier terminated by the Company or the Agents in accordance with the terms of the Agreement.

The issuance of common shares under the ATM Program is qualified by a Registration Statement on Form F-3 (File No. 333-289851), which was declared effective by the U.S. Securities and Exchange Commission on September 2, 2025.

The Company retains full discretion regarding the timing, number of shares, pricing, and size of any sales under the ATM Program. Proceeds, if any, are expected to be used for general corporate purposes, which may include research and development activities, capital expenditures, working capital, and other general administrative and operational expenditures.

During the year ended September 30, 2025, the company issued 546,700 common shares for net proceeds of $33,468,601 (US$24,225,667) under the ATM Program with total cash commissions paid of $1,035,162 (US$749,284). The company incurred share issuance costs of $320,069 in connection with the common shares issued under the ATM program.

During the year ended September 30, 2025, 115,450 RSUs were exercised and $900,236 was reclassified from reserves to share capital upon the exercise.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended June 30, 2026 and 2025 (Expressed in Canadian Dollars - Unaudited)

5.    SHARE CAPITAL (continued)

During the year ended September 30, 2025, an aggregate of 608,000 warrants and 72,950 pre-funded warrants ("PFWs") were exercised for total gross proceeds of $2,589,365. $455,573 was reclassified from pre-funded warrants to share capital upon the exercise. Each PFW was exercised into one common share and one warrant of the Company.

During the year ended September 30, 2025, an aggregate of 155,700 stock options were exercised for gross proceeds of $1,340,850. $915,433 was reclassified from reserves to share capital upon the exercise.

Stock options

The Company's stock option plan provides for stock options to be issued to directors, officers, employees and consultants of the Company, its subsidiaries and any personal holding company of such individuals so that they may participate in the growth and development of the Company. Subject to the specific provisions of the stock option plan, eligibility, vesting period, terms of the options and the number of options granted are to be determined by the Board of Directors at the time of grant. The stock option plan allows the Board of Directors to issue up to 10% of the Company's outstanding common shares as stock options.

Options granted during the nine months ended June 30, 2026

On October 30, 2025, the Company granted 43,000 stock options to certain officers, directors and consultants of the Company. The stock options have an exercise price of US$54.47 per share, expire on October 30, 2030, and vest as follows: 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, 25% on the third anniversary of the grant date, and 25% on the fourth anniversary of the grant date. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: US$54.47 (CA$76.19); ii) share price: $73.82; iii) term: 5 years; iv) volatility: 197.56%; v) discount rate: 2.71%; and dividends: nil.

On May 25, 2026, the Company granted 109,000 stock options to certain officers, directors and consultants of the Company. The stock options have an exercise price of US$84.18 per share, expire on May 25, 2031 and vest as follows: 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, 25% on the third anniversary of the grant date, and 25% on the fourth anniversary of the grant date. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: US$84.18 (CA$116.20); ii) share price: $116.19; iii) term: 5 years; iv) volatility: 192.53%; v) discount rate: 3.11%; and dividends: nil.

Options granted during the year ended September 30, 2025

On October 3, 2024, the Company granted 70,000 stock options to an officer and the directors of the Company. The stock options have an exercise price of $1.65 per share, expire on October 3, 2029, and vest as follows: 50% immediately, 25% on the first anniversary of the grant date; and 25% on the second anniversary of the grant date. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $1.65; ii) share price: $1.60; iii) term: 5 years; iv) volatility: 117.93%; v) discount rate: 2.88%; and dividends: nil.

On February 26, 2025, the Company granted 161,000 stock options to the consultants, officers and directors of the Company. The stock options have an exercise price of US$35 per share, expire on February 26, 2030. 126,000 of the stock options vest as follows: 25% on the first anniversary of the grant date; 25% on the second anniversary of the grant date, 25% on the third anniversary of the grant date, and 25% on the fourth anniversary of the grant date, and 35,000 of the stock options vest in equal installments over a period of 24 months beginning on February 26, 2025. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: US$35 (CA$50.19); ii) share price: $47.82; iii) term: 5 years; iv) volatility: 211.16%; v) discount rate: 2.70%; and dividends: nil.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended June 30, 2026 and 2025 (Expressed in Canadian Dollars - Unaudited)

5.    SHARE CAPITAL (continued)

The following table summarizes the movements in the Company's outstanding stock options for the year ended September 30, 2025 and for the nine months ended June 30, 2026:

	Number of stock options	Weighted average exercise price

Balance at September 30, 2024	340,400	$7.76
Granted	231,000	$35.48
Cancelled (1)	(55,750)	$16.26
Exercised	(155,700)	$8.61
Balance at September 30, 2025	359,950	$23.87
Granted	152,000	$107.68
Expired	(12,800)	$6.25
Exercised	(73,150)	$2.20
Balance at June 30, 2026	426,000	$57.85

(1) 30,000 and 25,750 options were forfeited 90 days after the termination of the services of a former Chief Medical Officer and a consultant of the Company.

As at June 30, 2026, the stock options have a weighted average remaining life of 3.80 years (September 30, 2025 - 3.76 years).

The following table summarizes the stock options issued and outstanding:

	Stock Options Outstanding and Exercisable
Expiry Date	Number of stock options	Exercisable	Exercise price	Remaining life (Years)
February 16, 2028	20,500	12,000	$5.25	1.63
March 22, 2029	52,500	20,000	$1.84	2.73
October 3, 2029	40,000	17,500	$1.65	3.26
February 26, 2030	126,000	31,500	US$35.00	3.66
February 26, 2030	35,000	23,333	US$35.00	3.66
October 30, 2030	43,000	-	US$54.47	4.34
May 25, 2031	109,000	-	US$84.18	4.90

The weighted average share price on the exercise date of the stock options exercised during the nine-months ended June 30, 2026 is $119.24 (September 30, 2025 - $73.39).

Restricted share unit plan

The Company's RSU plan provides RSUs to be issued to directors, officers, employees and consultants of the Company, its subsidiaries and any personal holding company of such individuals so that they may participate in the growth and development of the Company. Subject to the specific provisions of the RSU plan, eligibility, vesting period, terms of the RSUs and the number of RSUs granted are to be determined by the Board of Directors at the time of the grant. The RSU plan allows the Board of Directors to issue common shares of the company as equity settled RSUs, provided that, when combined, the maximum number of common shares reserved for issuance under all share-based compensation arrangements of the Company does not exceed 10% of the Company's outstanding common shares.

On March 3, 2025, the Company issued 600 RSUs to a consultant of the Company and these RSUs vest as follows: 50% on July 3, 2025, 25% on September 3, 2025, and 25% on March 3, 2026. The estimated fair value of these RSUs is $31,188 and will be recognized as an expense over the vesting period of the RSUs.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended June 30, 2026 and 2025 (Expressed in Canadian Dollars - Unaudited)

5.    SHARE CAPITAL (continued)

The following table summarizes the movements in the Company's outstanding RSUs for the nine months ended June 30, 2026 and year ended September 30, 2025:

	Number of RSUs	Weighted average exercise price
Balance at September 30, 2024	192,000	$11.38
Granted	600	$51.98
Exercised	(115,450)	$7.80
Balance at September 30, 2025	77,150	$8.80
Exercised	(60,150)	$7.74
Balance at June 30, 2026	17,000	$12.53

As at June 30, 2026, the RSUs have a weighted average remaining life of 0.66 years (September 30, 2025 - 1.97 years).

The following table summarizes the RSUs issued and outstanding:

		RSUs Outstanding and Exercisable
Expiry Date	Number of RSUs	Exercisable	Fair value on grant date	Remaining life (Years)
February 1, 2027	7,000	7,000	$15.00	0.59
February 1, 2027	5,000	5,000	$15.25	0.59
April 27, 2027	5,000	-	$6.35	0.82

The weighted average share price on the exercise date of the RSUs exercised during the nine-months ended June 30, 2026 is $113.03 (September 30, 2025 - $75.13).

Share-based compensation expense recognized in the condensed interim consolidated statements of comprehensive loss is comprised of the following:

	For the nine months ended:
	June 30, 2026	June 30, 2025
	$	$

Stock options	4,027,358	1,959,047
Restricted share units - equity settled grants	11,696	154,624
Total share-based compensation expense	4,039,054	2,113,671

Share-based compensation expense is included in the consolidated statements of comprehensive loss as follows:

	For the six months ended:
	June 30, 2026	June 30, 2025
	$	$
Consulting fees	303,821	31,078
Directors' compensation	817,870	330,105
Research and development	2,917,363	1,752,488
Total share-based compensation expense	4,039,054	2,113,671

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended June 30, 2026 and 2025 (Expressed in Canadian Dollars - Unaudited)

5.    SHARE CAPITAL (continued)

Warrants

The following table summarizes the movements in the Company's outstanding warrants for the year ended September 30, 2025 and for the nine months ended June 30, 2026:

	Number of warrants	Weighted average exercise price
Balance at September 30, 2024	916,815	$3.10
Issued on exercise of PFWs	72,950	6.75
Exercised	(608,000)	4.26
Expired	(20,000)	6.75
Balance at September 30, 2025 and June 30, 2026	361,765	$1.70

As at June 30, 2026, the warrants have a weighted average remaining life of 2.48 years (September 30, 2025 - 3.23 years).

The following table summarizes the warrants issued and outstanding:

	Warrants Outstanding
Expiry Date	Number of warrants	Exercise price	Remaining life (Years)
December 22, 2028	361,765	$1.70	2.48

6. RELATED PARTY TRANSACTIONS

Related party transactions were recorded at the exchange value, which is the consideration determined and agreed to by the related parties. The Company's related parties include directors, key management and companies controlled by directors and key management.

Included in accounts payable and accrued liabilities as at June 30, 2026 was $105,134 (September 30, 2025 - $127,903) owing to the officers and directors of the Company and the companies controlled by these key management personnel. Amounts owing to related parties are non-interest bearing, unsecured and due on demand.

Compensation of Key Management Personnel

Key management personnel are those persons that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

The following table summarizes expenses related to key management personnel:

	For the nine months ended
	June 30, 2026	June 30, 2025
	$	$
Professional fees	199,965	100,000
Research and development	2,144,921	1,202,988
Share-based compensation included in directors' compensation	817,870	330,105
Share-based compensation included in consulting fees	404,541	46,602
Share-based compensation included in research and development	1,736,652	906,593
	5,303,949	2,586,288

See Note 7 for related party contractual obligations.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended June 30, 2026 and 2025 (Expressed in Canadian Dollars - Unaudited)

7.    CONTRACTUAL OBLIGATIONS

License agreement

On April 23, 2021, the Company entered into an exclusive license agreement with equity (the "LA") with the Board of Trustees of the UIC (the "University"), whereby the University granted to the Company, in all fields of use and worldwide, an exclusive, non-transferable license with the right to sublicense under the University's rights in and to the Patent Rights (as defined) and a non-exclusive, non-transferable license with the right to sublicense under the University's rights in and to the Technical Information (as defined) to make, have made, construct, have constructed, use, import, sell, and offer for sale royalty-bearing Product (as defined). As consideration for the grant of license, the Company will pay the following amounts (in US$) to the University:

  Signing Fee - a signing fee of $100,000 less $15,000 in option fees was paid (CDN$105,502) and 12,600 common shares of the Company were issued to the University;
  Net Sales - royalties on Net Sales (as defined) ranging from 3% (under $1 billion) to 4.5% (over $2 billion), with such royalty payments being credited toward the annual minimum for the license year in which the royalty payment accrues;
  Sublicensee Revenues - royalties (as for net sales above) on Sublicensee Revenue (as defined), with such royalty payments being credited toward the annual minimum for the license year in which the royalty payment accrues and 12% on all non-royalty revenue until the Company has raised $7.5 million and then 10% thereafter; and
  Annual Minimums - if the total royalties paid to the University for any license year are less than the following annual minimums, the Company must pay the University the amount equal to the shortfall:
  Years 1 and 2 - $nil;
  Year 3 - $5,000 (paid);
  Year 4 - $15,000; (paid)
  Year 5 - $35,000; (paid)
  Year 6 and thereafter - $50,000; and
  After first commercial sale - $250,000 or net sales royalty, whichever is higher.
  Milestone Payments - milestone payments after the occurrence of the following milestone events:

Prior to any sublicensing agreements, joint ventures or change of control:

  $10,000 upon dosing the first patient in a Phase I trial (paid);
  $50,000 upon dosing the first patient in the first Phase II trial (paid);
  $250,000 upon dosing the first patient in a Phase III trial in the first clinical indication; and
  $2 million upon the first commercial sale of each clinical indication.

  After any sublicensing agreements, joint ventures or change of control:

  As above;
  $250,000 upon dosing the first patient in each Phase II trial;
  $500,000 upon dosing the first patient in each Phase III trial; and
  $2 million upon the first commercial sale of each clinical indication

Unless otherwise agreed to in writing by the University, the Company will reimburse the University for all documented costs and expenses in connection with the Patent Rights, including the preparation, filing, prosecution, maintenance and defense thereof. From time to time, the anticipated costs and expenses may be significant and, upon request, the

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended June 30, 2026 and 2025 (Expressed in Canadian Dollars - Unaudited)

7.    CONTRACTUAL OBLIGATIONS (continued)

Company will pay the estimated costs and expenses in advance of such costs and expenses being incurred by the University.

The term of the LA ends on the later of the last to expire of the Patent Rights, expiration of regulatory exclusivity for Product or when the Company provides notice that use of Technical Information has ceased. The University has the right to terminate the LA if the Company fails to make any required payments or is in breach of any provision of the LA.  The Company may terminate the LA at any time upon providing at least 90 days written notice to the University.

Related party contracts

The Company entered into several director indemnity agreements (the "DIAs") with the directors of the Company. Pursuant to the DIAs and subject to all applicable laws, including the applicable limitations and restrictions set forth in the Business Corporations Act (British Columbia), the Company will:

  Indemnify and save harmless the Directors against and from:
  any and all charges or claims by reason of them being or having been a director of the Company or another corporation, at a time when the other corporation is or was an affiliate of the Company, or at the request of the Company;
  any and all costs, damages, expenses, fines, liabilities, losses and penalties (the "Consequences") which they may sustain, incur or be liable for in consequence of their acting as a director of the Company, whether sustained or incurred by reason of their negligence, default, breach of duty or trust, failure to exercise due diligence or otherwise in relation to the Company or any of its affairs; and
  in particular, and without in any way limiting the generality of the foregoing, any and all Consequences which they may sustain, incur or be liable for as a result of or in connection with the release or presence in the environment of substances, contaminants, litter, waste, effluent, refuse, pollutants or deleterious materials and that arise out of or are in any way connected with the management, operation, activities or existence of the Company or by virtue of them holding any other directorship with any other entity at the Company's request.
  gross up any indemnity payment made pursuant to the DIAs by the amount of any income tax payable by the Directors in respect of that payment; and
  indemnify the Directors for the amount of all costs they incur in obtaining any Court approval required to enable or require the Company to make a payment to them under the DIAs, or enforce the DIAs against the Company, including without limitation legal fees and disbursements on a full indemnity basis.

Notwithstanding the above-noted, the Company will have no obligation to indemnify or save harmless the Directors in respect of any liability for which they are entitled to indemnity pursuant to any valid and collectible policy of insurance obtained and maintained by the Company, to the extent of the amounts actually collected by the Directors under the insurance policy.

On November 13, 2022, the Company entered into an Independent Consultant Agreement (the "ICA") whereby the contractor was engaged to serve as the Chief Medical Officer of the Company effective December 1, 2022. The Company agreed to pay a signing bonus of US$35,000 upon the execution of the ICA and a fee of US$205,000 annually, payable in monthly installments. The Company also agreed to reimburse for reasonable and approved expenses arising in connection with the performance of the services. The services will continue for an initial term of one year unless sooner terminated. In connection with the ICA, the Company granted 60,000 stock options with an exercise price of $8.25 per share. On January 8, 2025, the Chief Medical Officer retired and was re-engaged as an independent advisor to the Company. At the time of retiring, the Chief Medical Officer had 45,000 stock options of which 30,000 stock options were cancelled, and the expiry date of 15,000 options was amended to October 8, 2025 (exercised during the six months ended March 31, 2025). As part of the termination of the ICA, the Chief Medical Officer was paid a lump sum amount of US$51,250, representing three months fee.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended June 30, 2026 and 2025 (Expressed in Canadian Dollars - Unaudited)

7.    CONTRACTUAL OBLIGATIONS (continued)

On February 10, 2025, the Company entered into a consulting agreement whereby a contractor was engaged to serve as the Chief Medical Officer of the Company effective February 14, 2025. The Company agreed to pay a signing bonus of US$50,000 (paid) and a fee of US$400,000 annually. On February 26, 2025, the Company also granted 100,000 stock options with an exercise price of US$35 (Note 5). In addition, the Company also agreed to reimburse for reasonable and approved expenses arising in connection with the performance of the services.

On September 22, 2022, the Company entered into an ICA whereby the contractor was engaged to serve as the Chief Science Officer of the Company effective September 22, 2022. The Company agreed to pay a signing bonus of US$45,000 (paid) upon the execution of the ICA and a fee of US$180,000 annually, payable in monthly installments in addition to 100,000 RSUs (issued) for a period of five years, 25% vesting immediately, and 75% vesting over the next 3 years. The Board of Directors approved the increase of the monthly fee to US$33,333.33 effective January 1, 2025.

The Company has an arrangement whereby a contractor carries out duties as the Chief Operating Officer for an annual salary of US$104,000. In addition, the Company also agreed to reimburse for reasonable and approved expenses arising in connection with the performance of the services. The Company agreed to increase the annual base salary to US$250,000 effective August 8, 2025.

Scientific advisory board agreements

The Company entered into numerous scientific advisory board agreements (the "SABAs") whereby the advisors were retained to serve as members of the Company's scientific advisory board and as consultants to the Company and senior management in the areas of scientific, technical and business advice. As compensation for performing these services, the Company pay the advisors hourly rates of $150 and US$650 per hour. The Company also granted stock options and RSUs to several advisors as part of the compensation for the services provided by the advisors. The advisors have the same hour requirements and restrictions as noted below. The services will continue for initial terms of one year unless sooner terminated. At the end of the initial terms, the SABAs will automatically be extended for an additional one-year period(s) unless either party gives the other 30 days written notice.

Consulting agreements

The Company has entered into numerous consulting agreements (the "CAs") whereby the consultants were retained to serve as advisors to the Company and senior management in the areas of public relations and content creation and scientific, technical and business advice. As compensation for performing these services, the Company pay the advisors hourly rates between US$30 to US$600. The Company also granted stock options and RSUs to several advisors as part of the compensation for the services provided by the advisors. The advisors being paid $400 and $600 per hour will reserve at least six full days of services to the Company and such additional days as requested by the Company each annual period, but not to exceed 36 full days of service per year unless otherwise agreed and up to a maximum of 288 hours total per year, unless otherwise agreed. The services will continue for initial terms of one year unless sooner terminated. At the end of the initial terms, the CAs will automatically be extended for an additional one-year period(s) unless either party gives the other 30 days written notice.

8. INTEREST RECEIVABLE

The Company's interest receivable consists of the following as at June 30, 2026 and September 30, 2025:

	June 30, 2026	September 30, 2025
	$	$
Interest receivable on bank deposits	874,469	203,153

During the nine ended June 30, 2026, the Company earned interest income of $6,301,274 (June 30, 2025 - $989,930) on bank deposits.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended June 30, 2026 and 2025 (Expressed in Canadian Dollars - Unaudited)

9.    FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The following table summarizes the carrying value of financial assets and liabilities:

	June 30, 2026	September 30, 2025
FVTPL	$	$
Cash	307,656,015	82,822,339
Guaranteed investment certificate	172,500	86,250
Cash and cash equivalents	307,828,515	82,908,589
Amortized cost
Accounts payable and accrued liabilities	2,478,284	2,250,839

Fair value measurement

Financial assets and liabilities that are recognized on the condensed interim consolidated statement of financial position at fair value can be classified in a hierarchy that is based on the significance of the inputs used in making the measurements.

The levels in the hierarchy are:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The Company's cash and cash equivalents is classified as Level 1, whereas accounts payable and accrued liabilities are classified as Level 2. As at June 30, 2026, the Company believes that the carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values because of their nature and relatively short maturity dates or durations.

Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash and cash equivalents balance. As at June 30, 2026, the Company had cash and cash equivalents of $307,828,515 which was held with major banks in Canada, United States and Australia. Because deposits are with three banks, there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The maximum exposure to credit risk is the carrying amount of the Company's financial instruments. The credit risk is assessed as low.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. As at June 30, 2026, the Company had the following foreign currency balances - cash (US$215,556,586 and AU$378,792), receivables (US$624,620; AU$214,414), prepaids (US$770,093, AU$149,022 and Euros49,570) and accounts payable and accrued liabilities (US$1,610,333, AU$888,284; GBP£2,460; Euros12,357). A 10% fluctuation in the US$, AU$, GBP£ and Euros against the Canadian dollar would have an impact of approximately $30,591,185 on comprehensive loss.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended June 30, 2026 and 2025 (Expressed in Canadian Dollars - Unaudited)

9.    FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company's main source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding. As at June 30, 2026, the Company had cash and cash equivalents of $307,828,515 to cover current liabilities of $2,478,284.

Capital management

Management's objective is to manage its capital to ensure that there are adequate capital resources to safeguard the Company's ability to continue as a going concern through the optimization of its capital structure. The capital structure consists of share capital and working capital. In order to achieve this objective, management makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. To maintain or adjust the capital structure, management may invest its excess cash in interest bearing accounts of Canadian chartered banks and/or raise additional funds externally as needed. The Company is not subject to externally imposed capital requirements. The Company's management of capital did not change during the period ended June 30, 2026.

10.  RESEARCH AND DEVELOPMENT

Research and development expense recognized in the consolidated statements of comprehensive loss is comprised of the following:

	For the nine months ended
	June 30, 2026	June 30, 2025
	$	$
Laboratory costs	12,249	12,766
Novel drug development	19,531,432	2,362,488
Patents and related payments	678,750	193,880
Salary and subcontractors	4,820,016	1,978,682
Share-based compensation (Note 5)	2,917,363	1,752,488
	27,959,810	6,300,304

11.   PREMISES LEASES

Commencing September 1, 2022, the Company extended the apartment lease in New York, New York USA for a term of two years at a monthly base rent of US$5,510 for the first year and US$5,630 for the second year of the lease. Commencing September 1, 2024, the Company further extended the lease for six months at a monthly base rent of US$5,855 and for an additional two years at a monthly lease rate of US$6,190 for the first year and US$6,255 for the second year.

(a) Right-of-Use Assets

As at June 30, 2026, $52,920 of right-of-use assets are recorded as follows:

$

As at September 30, 2024	117,658
Extension of lease	71,999
Depreciation	(76,868)
Foreign Exchange	(821)
As at September 30, 2025	111,968
Depreciation	(59,048)
As at June 30, 2026	52,920

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended June 30, 2026 and 2025 (Expressed in Canadian Dollars - Unaudited)

11.   PREMISES LEASES (continued)

(b) Lease Liabilities

Minimum lease payments in respect of lease liabilities and the effect of discounting are as follows:

	Period ended June 30, 2026	Period ended June 30, 2025
Undiscounted minimum lease payments:	$	$
Less than one year	71,106	106,878
Two to three years	-	98,914
	71,106	205,792
Effect of discounting	(5,517)	(39,196)
Present value of minimum lease payments	65,589	166,596
Less current portion	(65,589)	(77,750)
Long-term portion	-	88,846

(c) Lease Liability Continuity

The lease liability continuity is as follows:

$
As at September 30, 2024	118,960
Recognition of lease liability on extension	71,999
Principal payments	(100,150)
Interest expense	35,851
Foreign exchange	(883)
As at September 30, 2025	125,777
Principal payments	(78,661)
Interest expense	16,146
Foreign exchange	2,327
As at June 30, 2026	65,589

During the nine months ended June 30, 2026, interest of $16,146 and depreciation of $59,048 are included in the office and administrative expense on the condensed interim consolidated statements of comprehensive loss.

12.  CONTINGENT LIABILITY

On April 14, 2023, Revati Inc., the consulting company of the Company's former Chief Medical Officer, Dr. Revati Shreeniwas, commenced legal proceedings against the Company in connection with the termination of its consulting services. The Company disputed the claims.  In June 2026, the Company entered into a Mutual Release and Settlement Agreement with Revati Inc. and Dr. Revati Shreeniwas to fully and finally resolve the legal proceedings. Under the agreement, the Company agreed to pay US$200,000 in exchange for mutual releases and the dismissal of the legal proceedings. The settlement was paid on June 22, 2026.

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